January 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	VCI Global Limited
Registration Statement on Form F-1 (File No. 333-275239), as amended - Concurrence in Acceleration Request

Ladies and Gentlemen:

StockBlock Securities LLC (“StockBlock”), solely acting as placement agent on a best efforts basis in an offering pursuant to the registration statement on Form F-1 (File No. 333-275239), as amended (the “Registration Statement”), hereby concurs in the request by VCI Global Limited that the effective date of the above-referenced registration statement be accelerated to 5:15 P.M. (Eastern Time), or as soon as practicable thereafter, on January 11, 2024, pursuant to Rule 461 under the Securities Act. StockBlock affirms that it is aware of its obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

Very truly yours,

STOCKBLOCK SECURITIES LLC

By:	/s/ David W. Dinkin
	Name:	David W. Dinkin
	Title:	President